ELLIOT H. LUTZKER

                                                        885 Third Avenue
                                                        Suite 2800
                                                        New York, NY 10022
                                                        Main (212) 451-2900
                                                        Fax (212) 451-2999
                                                        elutzker@rc.com
                                                        Direct (212) 451-2906

                                                        Also admitted in Florida

                                                September 16, 2005

Via Federal Express

Ms. Jessica Livingston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   Ocean West Holding Corporation
      Preliminary Information Statement filed July 18, 2005
      File No. 000-49971

Dear Ms. Livingston:

      In connection with the above-referenced matter and on behalf of our client Ocean West Holding Corporation (the "Company"), this is in response to your letter to Joseph A. Cosio-Barron of Consumer Direct of America ("CDA"), dated August 10, 2005. As set forth in the Company's Schedule 14f-1/A dated June 30, 2005, CDA is no longer a controlling shareholder of the Company. Therefore, please address all correspondence to Mr. Darryl Cohen, CEO, at 4117 West 16th Sq., Vero Beach, FL 32967, with a copy to this law firm. This letter is also a supplement to our response dated July 18, 2005 ("July 18th letter") to your letter to Joseph A. Cosio-Barron of CDA, dated May 13, 2005. We will address your comments in the order in which they appear in your letter. Wherever reference is made to the "Amended Schedule 14C," it refers to the amended Scheduled 14C filed on this date and annexed hereto as Exhibit A.

Ms. Jessica Livingston
September 16, 2005
Page 2

Comment 1.

      This comment has already been complied with. We restate our response to Comment #1 in our July 18th letter in response to this request. We believe that disclosure required by all items of Schedule 14A (other than Items 1(c), 2, 4 and 5 thereof which is not required in a Schedule 14C) has already been disclosed in Response #1 of the July 18th letter and the Amended Schedule 14C. We restate our response with specific references to where disclosure was made, as follows:

      Item 1(a) is inapplicable as this Information Statement does not relate to a meeting of shareholders; no voting is required on anything contained in this Amended Schedule 14C. Item 1(b), the disclosure of when the statement is being mailed to shareholders, is located at pages 2 and 3 of the Amended Schedule 14C.

      Item 3 is inapplicable because there are no dissenters' rights of appraisal.

      Item 6 is disclosed in the section "Voting Securities and Principal Holders Thereof" at page 8 of the Amended Schedule 14C.

      Item 7 is disclosed in the section "Directors And Executive Officers And Nominees For Directors" at pages 9-11 of the Amended Schedule 14C.

      Item 8 is disclosed in the section "Executive Compensation" at page 12 of the Amended Schedule 14C.

      Item 9 is inapplicable because the Amended Schedule 14C does not relate to an election or a change of accountants.

      Item 10 is disclosed in the section "Options/SAR Grants in Last Fiscal Year" at page 12 of the Amended Schedule 14C.

      Items 11 and 12 are inapplicable except for the charter amendment to increase the Company's authorized common stock (the "Common Stock") to 100,000,000 shares which has been disclosed at pages 1, 2, 3 and 4 of the Amended Schedule 14C.

      Item 13 of Schedule 14A is inapplicable because nothing which was voted upon and is the subject matter of the Amended Schedule 14C requires financial information. Nevertheless, the financial information required by that Item for the Transaction is incorporated herein by reference from the Company's Current Report on Form 8-K/A, filed on August 11, 2005.

Ms. Jessica Livingston
September 16, 2005
Page 3

      Item 14, regarding "Mergers, Consolidations, Acquisitions and Similar Matters" is disclosed at length in the Amended Schedule 14C. As disclosed at pages 4-5 of the Amended Schedule 14C, pursuant to a Securities Exchange Agreement and Plan of Reorganization dated as of April 5, 2005, by and among the Company, IBP and the shareholders of IBP ("Exchange Agreement") effective June 6, 2005, the Company acquired IBP, a Delaware corporation, in a reverse merger pursuant to which IBP became a wholly-owned subsidiary of the Company, as (i) the Company acquired all of the issued and outstanding shares of common stock of IBP in exchange for an aggregate of 6,000,000 shares of authorized, but unissued, shares of common stock, par value $.01 of the Company, which together with 500,000 shares issued to Vertical Capital Partners as a finders fee constituted in excess of 50% of the capital stock of the Company, (ii) the existing directors of the Company, Marshall Stewart and Daryl Meddings, agreed to resign 10 days after the mailing of the Company's Schedule 14f-1 and resigned on July 18, 2005, when the two director designees of IBP joined the Company (the "Designated Directors"), (iii) the existing officers of the Company resigned and were replaced by the officers of IBP, and (iv) Ocean West Enterprises ("OWE") was spun-off to the Company's stockholders of record as of May 23, 2005.

Comment 2.

      The expanded disclosure responsive to this request is included under the heading "InfoByPhone" on page 6. However, rather then having two separate tables, the table under the heading "Voting Securities and Principal Holders Thereof" on page 8, includes the information required by Item 6 of Schedule 14A concerning IBP. Similarly, the information concerning the Management of IBP required by Item 7 of Schedule 14A who have replaced that of Ocean West is set forth under the heading "Executive Officers and Director Nominees Commencing at the Closing" on page 10, where it is together with all other information required under this section. The sections entitled "The Boards Reasons for Engaging in the Transaction" and "Ocean West's Reasons for the Merger" have been expanded and are set forth at pages 6-7 of the Amended Schedule 14C.

Ms. Jessica Livingston
September 16, 2005
Page 4

      The disclosure required by Item 13(b) of Schedule 14A is now made at the end of the Amended Schedule 14C, at pages 13-14 under the heading "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

Comment 3.

      Appendix B is the copy of the Securities Exchange Agreement and Plan of Reorganization which is mentioned in the Response to Comment #1 and which is the governing agreement for the reverse merger transaction. However, the reader is merely directed to Appendix B for additional information. Our response to Comment Number 3 in terms of OWE, is disclosed under "Spin-off of Ocean West Enterprises" at page 5 of the Amended Schedule 14C.

Comment 4.

      The following five documents responsive to this request are included herewith:

1. Exhibit A: InfoByPhone Business Plan;
2. Exhibit B: InfoByPhone Financial Statements for the fiscal year ended December 31, 2004, audited;
3. Exhibit C: Subscription Documents and Investor Questionnaires;
4. Exhibit D: Form 10-QSB for Ocean West Holding Corporation for the quarterly period ended March 31, 2005; and
5. Exhibit E: Schedule 13D Filings for holders of Ocean West Common Stock.

Comment 5.

      The expanded background information responsive to this request is included in the sections "IBP's Reasons for the Merger" at page 7 and "Ocean West's Reasons for the Merger" at pages 6-7 of the Amended Schedule 14C. How the terms were negotiated is set forth under "Background of the Transaction" on page 5. The vote of the Ocean West Board of Directors is set forth under "Ocean West's Reasons for the Merger" on page 6. The reason the Ocean West Board did not require a fairness opinion is specifically described in the next to last paragraph under "Ocean West's Reasons for the Merger" on page 7. The unanimous vote of the Board of Ocean West is set forth in the last paragraph under "Ocean West's Reasons for the Merger" on page 7.

Ms. Jessica Livingston
September 16, 2005
Page 5

Comment 6.

      The revised and expanded disclosure responsive to this request is included in the sections "Ocean West's Reasons for the Merger" at page 6 and "IBP's Reasons for the Merger" at page 7 of the Amended Schedule 14C. The material factors considered by the board include the expenses of being a public company as compared to the benefits of being a public company, the approval of the Ocean West shareholders, the expertise of Darryl Cohen and the independence of the transaction. Comment 7.

      The expanded disclosure responsive to this request is located at page 5 of the Amended Schedule 14C under the heading "Spin-off of Ocean West Enterprises." We had already deleted the sentence "The transaction is expected to be treated as a tax-free reorganization for federal income tax purposes". Now, the revised Information Statement states at page 5 that "As disclosed in Section 2.2 of the Exchange Agreement, while the parties intend that the transactions under this Agreement qualify as a tax-free re-organization under Section 368(a) (1) (B) of the Code, we do not represent that the Transaction will, in fact, be tax-free and we have not issued a tax opinion in that regard."

Comment 8.

      The disclosure responsive to this request is included at page 4 of the Amended Schedule 14C. The aggregate maximum purchase amount was initially 6,666,666 shares but this number increased to 10,666,666 shares. Thus, 12,666,666 restricted securities were initially to be offered based upon a total of 6,666,666 shares in the Offering and 6,000,000 in the Exchange. However, since the number increased to 10,666,666 shares from the Offering, ultimately, 16,666,666 restricted shares of Common Stock were issued and the Company has agreed to register them all.

Comment 9.

      The expanded disclosure responsive to this request is located in the response to Comment #3 and at page 5 of the Amended Schedule 14C. OWE was spun-off to the Company's stockholders of record as of May 23, 2005. The Amended
Schedule 14C reflects that the Company declared a dividend of 100% of the common stock of OWE to the holders of record of the Company's common stock on May 23, 2005. As of May 23, 2005, OWE assumed and the Company assigned to OWE all liabilities and obligations of the Company.

Ms. Jessica Livingston
September 16, 2005
Page 6

      We believe that the foregoing is responsive to your request. Please let me know if you have any questions or if you wish to discuss this matter with the undersigned please do not hesitate to call me at (212) 451-2906.

                                                Very truly yours,

                                                ROBINSON & COLE LLP

                                                Elliot H. Lutzker

cc:   Darryl Cohen
      President and Chief Executive Officer

EHL/mab
Encls.